Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I am an Appraiser here at Masterworks.

I am happy to share a new offering on the Masterworks platform, a painting by the American abstract artist, Stanley Whitney. In 2015, Whitney was the subject of an important survey exhibition at the Studio Museum in Harlem and last year, his work was featured in a collateral exhibition at the Palazzo Tiepolo Passi during the 2022 Venice Biennale. In the wake of these exhibitions, the artist has continued to receive greater cultural recognition and increased presence at auction. In 2021, his total auction sales reached $7.3 million and between 2020 and 2021, his top auction record was reset on three separate occasions.

To provide investment quality paintings by the artist, our acquisitions team has reviewed nearly 75 examples of Whitney’s work from around the world, many of which are priced in excess of $1 million. Of these examples, this is the sixth we have selected to be offered on the Masterworks platform.

The playfully titled painting, “xCxoxnxexyx xIxsxlxaxnxdx xBxaxbxyx,” was completed by Stanley Whitney in 2018. The painting is a medium-scale example of the artist’s signature abstract compositions, where he arranges blocks of vibrant color in a deliberately irregular grid. The painting’s colors are not predetermined, but rather applied in a spontaneous manner, similar to a “call and response” motif frequently employed in jazz music, which has continued to be an important influence throughout the artist’s career.

As of January 2023, larger examples executed after 2010 with similar compositions and palettes to the Painting account for five of Whitney’s top ten auction records and have all been set within the last year. These are led by: “Nightwatch” (2012), which sold for $2.3 million at Sotheby’s, London in March of 2022, “Parisian Blue” (2012), which sold for $1.6 million at Sotheby’s, New York in May of 2022, and “A Brief History” (2018), which sold for just under $1.6 million at Sotheby’s, Hong Kong in April of 2022.

Between April 2013 and November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 56.8%.